UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 06, 2019

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED – AVAILABILITY OF ANNUAL B-BBEE COMPLIANCE REPORT**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")

6 May 2019

NEWS RELEASE

AVAILABILITY OF ANNUAL B-BBEE COMPLIANCE REPORT

The Company's annual Black Economic Empowerment Verification Certificate in terms of section 13G(2) of the B-BBEE Amendment Act 46 of 2013 ("the BEE Verification Certificate") has been published on the Company's website - https://thevault.exchange/?get_group_doc=143/1556264529-EmploymentEquityReport2018.pdf.

ENDS

Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

Contacts

Media

Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Sabrina Brockman	+1 646 880 4526 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 06, 2019

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance